Exhibit 99.1

Himanshu H. Shah joins ReneSola Power as a Director

Stamford, CT, March 23, 2022 – ReneSola Ltd (“ReneSola Power” or the “Company”) (www.renesolapower.com) (NYSE: SOL), a leading fully integrated solar project developer, today announced that Sam Feng has stepped down as a director of the Company and that it has appointed Himanshu H. Shah, Founder, President, and CIO of Shah Capital, to its Board of Directors effective March 18, 2022.

“On behalf of our BOD and management team, I thank Mr. Feng for his service and insights to Renesola Power and wish him our very best in his future endeavors.” said Yumin Liu, ReneSola Power’s Chief Executive Officer.

Himanshu brings over thirty years of experience in global capital markets and entrepreneurial business acumen. Over the years, he has successfully advised many portfolio companies on both pragmatic strategy and disciplined execution. In addition, Mr. Shah has served on the Board of Directors for Vitamin Shoppe. Currently, he is also the Chairman of Marius Pharmaceuticals. Shah Capital is a long-term stakeholder and has over 17% ownership of ReneSola Power.

“We are extremely pleased to welcome Mr. Shah as our new director”, Said Yumin Liu. “Himanshu is joining as we continue to grow our renewable pipeline especially in EU and US. His very extensive experience, knowledge and thought leadership will be highly complementary in executing our methodical strategy, drive profitability and enhance value for all of our shareholders.”

About ReneSola Power

ReneSola Power (NYSE: SOL) is a leading global solar project developer and operator. The Company focuses on solar power project development, construction management and project financing services. With local professional teams in more than 10 countries around the world, the business is spread across number of regions where the solar power project markets are growing rapidly and can sustain that growth due to improved clarity around government policies. The Company's strategy is to pursue high-margin project development opportunities in these profitable and growing markets; specifically, in the U.S. and Europe, where the Company has a market-leading position in several geographies, including Poland, Hungary, Minnesota and New York. For more information, please visit www.renesolapower.com.

For investor and media inquiries, please contact:

ReneSola Ltd

Mr. Adam Krop +1 (347) 577-9055 x115 IR.USA@renesolapower.com

The Blueshirt Group

Mr. Yujia Zhai +1 (860) 214-0809 yujia@blueshirtgroup.com